Exhibit 4.2
COLLABORATION TERMINATION AGREEMENT
This collaboration termination agreement (“Termination Agreement”) is effective as of May 10, 2007 (“Termination Date”)
BETWEEN:
WEX PHARMACEUTICALS INC. (formerly, International WEX Technologies Inc.)
(“WEX”)
AND:
LABORATORIOS DEL DR. ESTEVE, S.A.
(“ESTEVE”)
(each a “Party” and together, the “Parties”)
BACKGROUND:
A.	The Parties have entered into the following agreements with respect to the development and commercialization of certain technology:
(i)	License and Collaboration Agreement dated November 27, 2002;

(ii)	Supply Agreement dated November 27, 2002;

(iii)	Letter dated July 28, 2003; and

(iv)	Revised Collaboration Letter dated March 9, 2005,
(together, the “Existing Agreements”); and
B.
The Parties wish to enter into this Termination Agreement to terminate the Existing Agreements as of the Termination Date and to set out their respective rights and obligations relating to matters arising from such termination.

NOW THEREFORE, for good and valuable consideration of the premises and the mutual promises and covenants set out in this Termination Agreement (the receipt and sufficiency of which are hereby acknowledged by the Parties), the Parties hereby agree as follows:
1.	Definitions
The following words shall have the following meanings ascribed to them below:
(a)
“Affiliate” means, with respect to a Party, any individual, corporation, partnership, joint venture, trust, entity or other person that directly, or indirectly through one or more intermediates, controls, is controlled by, or is under common control with such Party. The term “control” means the possession, directly or indirectly, of at least 50% of the share capital or voting rights or of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Aggregate Patent Rights” means all of the WEX Patent Rights, ESTEVE Patent Rights and Joint Patent Rights;

(c)
“ESTEVE Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit B attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(d)
Joint Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit C attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(e)
“Know-How” means any and all non-public data, methodologies, techniques, processes, active ingredients, formulations, chemistry, manufacturing, controls, specifications, regulatory filings, and other know-how provided or developed during the Parties’ collaboration under any of the Existing Agreements, limited by ESTEVE Patent Rights, WEX Patent Rights, Joint Patent Rights or Aggregate Patent Rights as the context may require; and

(f)
“WEX Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit A attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date.

2.	Termination of Existing Agreements
By mutual consent of the Parties, the Existing Agreements (including any and all survival provisions therein) shall terminate and be of no force and effect as of the Termination Date.
3.	Patent Rights
A.	Assignment of ESTEVE Patent Rights and Joint Patent Rights.
ESTEVE hereby irrevocably and unconditionally assigns and transfers, and shall cause the inventors to irrevocably and unconditionally assign and transfer, to WEX all rights, title and interests throughout the universe in, to and associated with the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, free and clear of all liens, claims, charges, security interests, encumbrances, and interests of any kind whatsoever. WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses and patent office fees and costs incurred by ESTEVE in connection with the preparation, and recordation at the applicable patent offices, of appropriate assignment documents. Until such assignment has been recorded at the applicable patent offices, ESTEVE agrees to maintain (and not abandon) the ESTEVE Patent Rights and Joint Patent Rights, provided that WEX bears the cost and expenses related to the maintenance of the ESTEVE Patent Rights and Joint Patent Rights until recordation of the assignment. If WEX is unable, for any reason whatsoever, to secure signature(s) to any assignment or related document that is required to be executed by ESTEVE and/or the inventors pursuant to the foregoing, ESTEVE hereby irrevocably designates and appoints, and shall cause the inventors to irrevocably designate and appoint, WEX and its duly authorized officers and agents as ESTEVE’s and inventors’ agents and attorneys-in-fact to act for and on behalf of ESTEVE and the inventors and instead of ESTEVE and the inventors, to execute and file the necessary documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by ESTEVE and the inventors.

If and to the extent that ESTEVE or any of its Affiliates has, but WEX does not have, a copy of patent files (including data and other supporting information, and correspondences received from and submitted to the applicable patent offices, reasonably necessary for patent prosecution and enforcement purposes) pertaining to the ESTEVE Patent Rights, Joint Patent Rights and/or related Know-How that might enable WEX to more fully develop, use and exploit the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, ESTEVE shall, promptly upon WEX’ written request, provide a copy of such information and materials to WEX, and the shipping expenses shall be borne by WEX.
B.	WEX Patent Rights
WEX shall be the sole and exclusive owner of all rights, title and interests in and to the WEX Patent Rights and related Know-How and shall be free to develop, use and exploit the WEX Patent Rights and related Know-How throughout the universe for WEX’s sole account.
C.	Aggregate Patent Rights
Commencing on the Termination Date, ESTEVE and its Affiliates shall cease any and all use, directly or indirectly, of the Aggregate Patent Rights and related Know-How.
WEX shall be solely responsible for the filing, prosecution and maintenance of the Aggregate Patent Rights and shall bear the cost and expenses related thereto. WEX shall also have the right to abandon any or all of the Aggregate Patent Rights in any or all jurisdictions without notifying, or obtaining the consent of, ESTEVE.
Each party acknowledges the inventive input of the other party and its employees and/or agents in respect of the inventions described in the Aggregate Patent Rights, and shall abide by any legal rights derived therefrom.
D.	Ongoing Patent Applications
At WEX’s request and expense, ESTEVE has undertaken certain steps to:
(i)	proceed with certain national phase filings of the Joint Patent Rights; and
(ii)	obtain a PCT application claiming priority to each of the following:
REDACTED
listed in the ESTEVE Patent Rights.
WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses, translation fees, and patent office fees and costs incurred by ESTEVE associated with the activities undertaken under paragraphs (i) and (ii) above. ESTEVE shall invoice WEX such expenses, fees and costs in due course and WEX shall pay ESTEVE’s invoices within ten (10) business days of receipt.

4.	Pre- and Non-Clinical Data and Related Materials
With respect to pre-clinical and non-clinical studies performed or subcontracted by ESTEVE pursuant to the Letter dated July 28, 2003 and section 3 of the Revised Collaboration Letter dated March 9, 2005 or under any invoice submitted by ESTEVE to WEX for work described in such invoice and paid for by WEX, ESTEVE shall, to the extent not already provided, deliver to WEX within thirty (30) days of the Termination Date (or, for studies not yet paid for by WEX, within thirty (30) days of receiving the applicable payment), copies of any and all pre-clinical and non-clinical protocols (including amendments) and raw data and an originally signed copy of final reports for all studies and work paid for by WEX, in both paper and electronic (PDF) copies arising out of or relating to such studies and work, including but not limited to works derived from or based on any of the foregoing (together “Materials”). Without prejudice to the authors’ legal rights, ESTEVE hereby acknowledges and agrees that WEX shall be the sole and exclusive owner of all rights, title and interests in and to the Materials and intellectual property therein throughout the universe and that WEX shall be free to develop, use and exploit the Materials and intellectual property therein for WEX’s sole account. To the extent that any data, records or other documents must be retained by ESTEVE or any of its subcontractors in accordance with applicable laws, ESTEVE shall grant to, and shall secure for, WEX and the regulatory authorities the right to access and audit (at WEX’ cost and expense) such data, records or other documents used or referenced in the development or preparation of the Materials by ESTEVE or its subcontractors, as the case may be. ESTEVE shall, and shall cause its subcontractors (at WEX’ cost and expense) to, respond to reasonable enquiries of WEX and the regulatory authorities arising from such access and audit. Commencing on the Termination Date, ESTEVE and its Affiliates and their respective subcontractors shall cease any and all uses of the Materials and intellectual property therein throughout the universe, except as may be required by any applicable law.
ESTEVE hereby confirms that there are no other outstanding amounts due or owing by WEX under any of the Existing Agreements, except as set out in Exhibit D attached to this Termination Agreement. Upon receipt of detailed invoices from its agents and subcontractors, ESTEVE shall remit such invoices to WEX for reimbursement, in accordance with the costs set out in Exhibit D attached to this Termination Agreement, and WEX shall thereafter reimburse ESTEVE for such costs within ten (10) business days of receipt.
5.	Destruction of TTX and Retention of Biological Specimens
Within thirty (30) days of the Termination Date, ESTEVE shall provide WEX with a written TTX accountability report on the receipt, return, use and disposal of all TTX and TTX impurities (whether in powder, solution or other forms) supplied to ESTEVE by WEX to enable WEX to meet its regulatory obligations. With respect to any unused TTX, at WEX’s expense, ESTEVE shall have destroyed, and shall ensure that its Affiliates and each of their respective subcontractors have destroyed, all unused TTX as soon as reasonably practicable following the Termination Date, and ESTEVE shall promptly thereafter provide WEX with written certification of such destruction. WEX shall reimburse ESTEVE the expenses associated with the destruction of unused TTX within ten (10) business days of receipt of ESTEVE’s invoice.
With respect to toxicology studies performed by ESTEVE’s subcontractors, and pharmacokinetic studies performed by ESTEVE or its Affiliates, ESTEVE shall, at WEX’ cost and expense, retain and cause its Affiliates and subcontractors to retain, biological specimens such as blood, plasma and tissue specimens used in the conduct of such studies, in accordance with applicable laws. ESTEVE shall, and shall cause its Affiliates and subcontractors (at WEX’ cost and expense) to, grant to WEX and the regulatory authorities the right to access such specimens, and respond to reasonable enquiries of WEX and the regulatory authorities relating thereto.

6.	Confidentiality
On and after the Termination Date, each Party will use reasonable efforts to maintain the confidentiality of any non-public information and materials, in any form or on any medium, relating to the Aggregate Patent Rights and related Know-How.
This obligation of confidentiality shall not apply to any information that the receiving party can demonstrate by competent records:
(a)	is or hereafter becomes generally available to the public other than by reason of any default by the receiving party of the confidentiality obligation under this Termination Agreement; or
(b)
was independently developed by the receiving party having no access to any confidential information received from the disclosing party or its representatives, or generated by the receiving party or its representatives under any of the Existing Agreements, at the time of such independent development; or

(c)
was available to the receiving party on a non-confidential basis from a source who is not bound by a confidentiality agreement with the disclosing party and is not otherwise obligated to keep such information confidential; or

(d)	has been pre-approved in writing for publication by the other party; or
(e)	is required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction.
7.	Further Assurances
Each Party shall cooperate fully with the other Party and shall do such other things and execute and deliver such additional documents and agreements as the other Party, acting reasonably, may request to give effect to and carry out the terms and intent of this Termination Agreement. A Party shall not be entitled to any compensation or remuneration for its provision of such cooperation and assistance, except that such Party shall be reimbursed for any reasonable out-of-pocket expenses incurred thereto.
8.	Entire Agreement
This Termination Agreement sets out the entire agreement of the Parties with respect to the subject matter of this Termination Agreement and supersedes, cancels and replaces any and all previous and simultaneous communications, representations, negotiations, discussions, agreements or understandings (including but not limited to those set out in the Existing Agreements), whether oral or written, between them with respect to the subject matter of this Termination Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set out in this Termination Agreement. This Termination Agreement may be modified only by a written instrument signed by both Parties or their successors or assigns.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement to be effective as of the Termination Date.

WEX PHARMACEUTICALS INC.		LABORATORIOS DEL DR. ESTEVE, S.A.

Per:	/s/ “Edge Wang” (Authorized Signatory)	Per:	/s/ “Antoni Esteve” (Authorized Signatory)
Name:	Edge Wang	Name:	Antoni Esteve
Title:	President and Chief Executive Officer	Title:	President
Date:	May 7, 2007	Date:	May 20, 2007

EXHIBITS REDACTED